SCHEDULE A

 ELDORADO GOLD CORPORATION

(the “Company”)

AUDIT COMMITTEE

Terms of Reference

PURPOSE

The purpose of the Audit Committee (the “Committee”) is to oversee that Management of the Company (the “Management”) has in place an effective system of internal financial controls for reviewing and reporting on the Company’s financial statements; to monitor the independence and performance of the Company’s external auditor (the “Auditor”); to oversee the integrity of the Company’s financial disclosure and reporting and to monitor Management’s compliance with legal and regulatory requirements; and to report on the Committee’s activities on a regular and timely basis to the Board of Directors (the “Board”).

CONSTITUTION AND MEMBERSHIP

1.

The Board will appoint Directors to form the Committee annually at the Board of Directors Meeting following the Annual Shareholders Meeting.

2.

The Board has determined that the Committee will be comprised of at least three Directors (the “Member” or “Members”), all of whom will meet the “independence and financial literacy” qualifications and one Member shall meet the definition of a “financial expert” as defined by the United States Securities & Exchange Commission as attached as Appendix A to these Terms of Reference.

2.

The Board may remove or replace a Member at any time.  A Member will serve on the Committee until the termination of the appointment or until a successor is appointed.

3.

The Board will appoint the Chairman of the Committee.  The Corporate Secretary of the Company will keep minutes of each meeting.

4.

The Committee or a Committee Member is able to engage any outside advisors at the Company’s expense that it determines is necessary in order to assist in fulfilling the its responsibilities.  The engagement and payment by the Company for the services of an outside advisor is subject to approval by the Chairman of the Audit Committee or the Chairman of the Corporate Governance Committee.

MEETINGS

1.

Meetings of the Committee will be held at the request of a Member of the Committee, the Chief Executive Officer, the Corporate Secretary or the Auditor of the Company at such times and places as may be determine, but in any event at least to review the Company’s quarterly and annual financial disclosure. Twenty-four (24) hours advance notice of each meeting given orally, by telephone, or in writing delivered by facsimile or electronic mail together with an agenda will be given to each Member unless all Members are present and waive notice,and any absent waive notice in writing.

2.

A majority of members of the Committee will constitute a quorum.  Decisions of the Committee will be by an affirmative vote of the majority of those Members voting at a meeting (attendance is as defined by the Company’s Articles).   Powers of the Committee may also be exercised by resolution in writing signed by all the Members of the Committee.

3.

The Committee will have access to the External Auditor and Management of the Company, exclusive of each other, for purposes of performing its duties.  The Committee will meet with the External Auditor independent of Management at least once a year.

4.

The External Auditor will be notified of meetings of the Committee and will attend if requested to do so by a Member or by Management.

RESPONSIBILITIES

The Committee will have the following duties and responsibilities:

1.

Review with the External Auditor and with the Management of the Company prior to the recommendation of the approval of the consolidated financial statements of the Company by the Board:

a)

the audited annual and unaudited quarterly financial statements including the notes thereto;

b)

the appropriateness of the Management Discussion and Analysis of operations contained in the audited annual and unaudited quarterly report and its consistency with the financial statements;

c)

any report or opinion proposed to be rendered in connection with the financial statements, including independent expert reports;

d)

any significant transactions which are not a normal part of the Company’s business;

e)

the nature and substance of significant accruals, reserves and other estimates;

f)

issues regarding accounting and auditing principles and practices as well as the adequacy of internal controls;

g)

all significant adjustments proposed by Management or by the Auditor;

h)

the specifics of any unrecorded audit adjustments;

i)

if applicable, any impairment provisions based on ceiling test calculations; and

j)

review management’s quarterly and annual earnings release

k)

review in collaboration with Members of the Board proficient in the technical aspects of preparing a reserve and resource calculation the mineral reserve calculation procedure and the credentials of the qualified person.

2.

Review and approve the audit and review and pre-approve non-audit services, except those non-audit services permitted by the regulators, and related fees and expenses and determine the independence of the External Auditor.

3.

Establish guidelines for the retention of the External Auditor for any non-audit service.

4.

Recommend to the Board the appointment of the External Auditor to be proposed at the annual shareholders’ meeting and the compensation of the External Auditor.  The External Auditor is ultimately accountable to the Board of Directors and the Audit Committee as representatives of the shareholders.

5.

Review and assess internal controls and procedures with the External Auditor, the External Auditor’s perception of the Company’s financial and accounting personnel, any material recommendations which the Auditor may have, the cooperation which the Auditor received during the course of its review and the adequacy of their access to records, data and other requested information.

6.

Oversee the work of the External Auditor.

7.

Review hiring policies regarding former employees of the External Auditor.

8.

Review with Management the Company’s major financial risk exposures and the steps Management has taken to monitor and control such exposures.

9.

Establish a complaint process  “whistle-blowing” procedures.  Establish procedures for the receipt, retention, and treatment of any complaints regarding accounting, internal accounting controls, or auditing matters.  Establish procedures for employees confidential, anonymous submissions in accordance with the Company’s “Whistle Blower Policy”.

10.

Advise the Board with respect to the Company’s policies and procedures regarding compliance with new developments in generally accepted accounting principles, laws and regulations and their impact on the consolidated financial statements of the Company.

11.

Review with Management and the External Auditor, the Company’s internal accounting and financial systems and controls to satisfy itself that the Company maintains:

a)

the necessary books, records and accounts in reasonable detail to accurately and fairly reflect the Company’s transactions;

b)

effective internal control systems; and

c)

adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud.

12.

Review the External Auditor’s Management Letter and the External Auditor’s Report.  Such Report to be directed to the Committee.

13.

Review the External Auditor’s Report on Internal Controls and report all deficiencies  and remedial actions to the Board.

14.

Direct and supervise the investigation into any matter brought to its attention within the scope of its duties.

15.

Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

16.

Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

17.

Assess the Committee’s performance of the duties specified in this charter and report its finding to the Board of Directors.

Approved at a meeting of the Board of Directors held February 2, 2006

COMPENSATION COMMITTEE

Terms of Reference

PURPOSE

The purpose of the Compensation Committee (the “Committee”) is to review human resource and compensation policies and best practices for recommendation to the Board of Directors; and to report on the Committee’s activities on a regular and timely basis to the Board of Directors.

CONSTITUTION AND MEMBERSHIP

1.

The Board of Directors appoints Directors to form a Compensation Committee  annually at the organizational meeting of the Board of Directors immediately following the Annual Shareholders Meeting.

2.

The Committee is comprised of three Directors (“Member” or “Members”).  The Board may remove or replace a Member at any time.  A Member will serve on the Committee until the termination of the appointment or until a successor is appointed.

3.

All of the Members of the Committee are Independent Directors, in accordance with proposed Multilateral Policy 58-201

4.

The Board appoints the Chairman of the Committee (“Committee Chair”).  The Corporate Secretary of the Company will maintain the record book of the Committee.

5.

The Committee or a Committee Member is able to engage any outside advisors at the Company’s expense that it determines is necessary in order to assist in fulfilling its responsibilities.  The engagement and payment by the Company for the services of an outside advisor is subject to approval by the Chairman of the Audit Committee or the Chairman of the Corporate Governance  Committee of the Company.

MEETINGS

1.

Meetings of the Committee will be held at such times and places as the Committee Chair or the Corporate Secretary may determine, but in any event at least two times per year.  Twenty-four (24) hours advance notice of each meeting given orally, by telephone, or in writing delivered by facsimile or electronic mail together with an agenda will be given to each Member unless all Members are present and waive notice, and if those absent waive notice in writing.

2.

A majority of Members of the Committee will constitute a quorum.  Decisions of the Committee will be by an affirmative vote of the majority.   Powers of the Committee may also be exercised by resolution in writing signed by all the members of the Committee.

RESPONSIBILITIES

The Committee will have the following duties and responsibilities:

1.

Review and advise on the Company’s domestic and international compensation policies and practices.

2.

Review, on an annual basis, Management’s proposals regarding overall employee compensation.

3.

Prepare a report, on an annual basis, on the Company’s compensation practices for inclusion in the Company’s Information Circular.

4.

Review, on an annual basis, the compensation of the Chief Executive Officer of the Company for approval by the Board of Directors.

5.

Review, on an annual basis, the Chief Executive Officer’s recommendations for the Senior Executives’ compensation, for approval by the Board of Directors.

6.

Review on an annual basis, Management’s proposals pertaining to overall employee compensation.

7.

Review and approve, on an annual basis, the Chief Executive Officer’s and the Senior Executives’ performance objectives.

8.

Assess and report to the Board of Directors on the performance of the Chief Executive Officer for the prior year.

9.

Ensure compensation policies for the Chief Executive Officer and the Senior Executives:

a)

properly reflect their respective duties and responsibilities;

b)

is designed to be competitive in attracting, retaining and appropriately motivating senior management personnel of high quality;

c)

are considered against market compensation data for similar roles and levels of responsibility within the Company’s industry peer group to ensure the Company offers a competitive compensation package that appropriately rewards accomplishment and results through an overall remuneration package;

d)

aligns the interests of the Chief Executive Officer and the Senior Executives with the shareholders to maximize shareholder value; and

e)

are based on established corporate and individual performance objectives.

10.

Review recommendations for Company’s stock option plans and amendments thereto for approval by the Board of Directors, the regulatory agencies and the shareholders as required by securities regulations and guidelines.

11.

Review and approve the Chief Executive Officer’s recommendations for stock option grants to employees, consultants and advisors of the Company and its subsidiaries and affiliates on behalf of the Board of Directors.

12.

Review the Chief Executive Officer’s recommendations for stock option grants to Officers and Directors of the Company for approval by the Board of Directors.

13.

Recommend stock option grants to the Chief Executive Officer for approval by the Board of Directors.

14.

Review and make recommendations on performance objectives and award levels for participants in the Company’s Short Term Incentive Plan (the “STIP”) for approval by the Board of Directors.

15.

Review Management’s recommendations for awards measured against objectives determined at the beginning of each year of the STIP for approval by the Board of Directors.

16.

Ensure compensation policies for the Independent Directors, the Non-Executive Chairman of the Board compare favorably with the Company’s peer group companies and make recommendations to the Compensation Committee for amendments to the Directors Compensation policy when warranted to ensure that compensation:

a)

properly reflect the respective duties and responsibilities of Independent Board Directors;

b)

is designed to be competitive in attracting, retaining and appropriately motivating Directors of the highest quality;

c)

is competitive and appropriately rewards the Company's Independent Directors as an overall remuneration package;

d)

aligns the interests of the Independent Directors with the shareholders to maximize shareholder value; and

17.

Review executive and director compensation disclosure before being published to the public.

18.

Direct and oversee the investigation into any matter brought to its attention within the scope of its duties.

19.

Perform such other duties as may be assigned to it by the Board of Directors from time to time or as may be required by applicable regulatory authorities or legislation.

20.

Review and reassess the adequacy of these Terms of Reference annually and recommend any proposed changes to the Corporate Governance/Nominating Committee for approval and recommendation to the Board of Directors.

21.

Assess the Committee’s performance of the duties specified in this Terms of Reference and report its findings to the Board of Directors annually.

Approved by the Board of Directors, February 2, 2006

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Terms of Reference

PURPOSE

The purpose of the Corporate Governance and Nominating Committee (the “ Committee”) is to oversee and monitor the Company’s corporate governance policies and practices, to identify, propose and nominate candidates for election as directors and to recommend a slate of nominees for election at the Company’s annual general meeting on behalf of the Board of Directors (the “Board”) and to report on the Committee’s activities on a regular and timely basis to the Board.

CONSTITUTION AND MEMBERSHIP

1.

The Board of Directors appoints Directors to form the Committee annually at the organizational meeting of the Board immediately following the Annual Shareholders Meeting.

2.

The Committee is comprised of at least three Independent Directors (“Member” or “Members”).  The Board may remove or replace a Member at any time.  A Member will serve on the Committee until the termination of the appointment or until a successor is appointed.

3.

All of the Members of the Committee are Independent Directors, in accordance with proposed Multilateral Policy 58-201.

4.

The Board appoints the Chairman of the Committee (“Committee Chair”).  The Corporate Secretary of the Company will maintain the record book of the Committee.

5.

The Committee or a Committee Member is able to engage an outside advisor at the Company’s expense in order to assist in fulfilling the Committee’s responsibilities.  The engagement and payment by the Company for the services of an outside advisor is subject to approval by the Chairman of the Audit Committee or the Chairman of the Committee.

6.

The Committee or a Committee Member is able to engage any outside advisors at the Company’s expense that it determines is necessary in order to assist in fulfilling its responsibilities.  The engagement and payment by the Company for the services of an outside advisor is subject to the approval of the Audit Committee or the Chairman of the Audit Committee.

MEETINGS

1.

Meetings of the Committee will be held at such times and places as the Committee Chair or the Corporate Secretary may determine, but in any event at least once per year in January for the purpose of providing a slate of candidates for nomination to the Board.  Twenty-four (24) hours advance notice of each meeting given orally, by telephone, or in writing delivered by facsimile or electronic mail together with an agenda will be given to each Member unless all Members present waive notice, and if those absent waive notice in writing.

A majority of Members of the Committee will constitute a quorum.  Decisions of the Committee will be by an affirmative vote of the majority.   Powers of the Committee may also be exercised by resolution in writing signed by all the members of the Committee.

RESPONSIBILITIES

The Committee will have the following duties and responsibilities:

1.

Review on a regular basis the Company’s corporate governance policies and practices generally and make recommendations to the Board of Directors as appropriate.

2.

Monitor the Company’s Risk Management program.

3.

Establish the size and composition of the Board and qualification criteria for Board members reflecting an appropriate mix of expertise, skills, attributes and personal and professional backgrounds for service as an Independent Director of the Company.

4.

Recommend a slate of nominee Directors to be elected at the Annual Shareholders Meeting who meet the established criteria and who have sufficient time available to devote to the affairs of the Company.

5.

Identify Directors for the position of Non-Executive Chairman of the Board.

6.

Establish criteria for membership to the Board Committees and identify and recommend Independent Directors to serve as members on and Chairman of each Committee.

7.

Perform an annual review of incumbent directors’ performance and attendance at Board and Committee meetings in connection with the Corporate Governance Committee’s consideration of Directors to be slated for election at the Company’s annual meeting.  The review shall seek to identify specific areas, if any, in need of improvement or strengthening and shall culminate in a discussion by the full Board of the results and any actions to be taken.  The review and evaluation will include, among other things, an assessment of:

a)

the Board’s composition and independence;

b)

the Board’s access to and review of information from management and the quality of such information;

c)

the Board’s responsiveness to shareholder concerns

8.

Develop a process to determine when a conflict of interest issues exists and review any conflict of interest issues affecting a Director.

9.

Establish policy on rotating Committee assignments.

10.

Work with Management in the continued development of an orientation program for new Directors, which shall be designed to both familiarize new Directors with the full scope of the Company’s businesses and key challenges and to assist new Directors in developing and maintaining skills necessary or appropriate for the performance of their responsibilities.

11.

Work with Management in developing and implementing appropriate continuing education programs for the Directors.

12.

Review and assess annually the adequacy of the Board Committees’ Terms of Reference, the Terms of Reference for a Director and for the Board of Directors and make recommendations of such to the Board.

13.

Annually conduct a self-assessment of the Committee’s performance for discussions.  The review and discussion shall seek to identify specific areas, if any, in need of improvement or strengthening.

14.

Perform any other activities consistent with these Terms of Reference, the Company’s by-laws, governance legislation, guidelines and practices as the Committee or the Board deems necessary or appropriate.

15.

Report at regularly scheduled Board Meetings on matters coming before the Committee.

Approved by the Board of Directors, February 2, 2006